CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in United States Dollars)

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2021 AND AUGUST 31, 2020

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in United States dollars)

		As at
		September 30,	December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash		$9,978,715	$5,299,904
Accounts receivable	3	901,731	1,813,575
Current portion of derivative royalty asset	5	2,062,063	2,416,461
Prepaid expenses and other		535,002	783,848
Total current assets		13,477,511	10,313,788

Non-current assets
Royalty, stream, and other interests	4	88,590,616	63,732,457
Derivative royalty asset	5	2,307,246	4,016,149
Investment in Silverback	6	1,368,555	1,668,851
Total non-current assets		92,266,417	69,417,457
TOTAL ASSETS		$105,743,928	$79,731,245

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables	7	$1,750,745	$1,772,304
Total current liabilities		1,750,745	1,772,304

Non-current liabilities
Loans payable	8	3,314,834	3,062,706
Deferred income tax liabilities		415,882	511,358
Total non-current liabilities		3,730,716	3,574,064
Total liabilities		5,481,461	5,346,368

EQUITY
Share capital	11	132,021,759	98,130,183
Reserves		10,514,821	11,233,630
Deficit		(42,274,113)	(34,978,936)
Total equity		100,262,467	74,384,877
TOTAL LIABILITIES AND EQUITY		$105,743,928	$79,731,245

Events after reporting date (Note 16)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 15, 2021.

Approved by the Board of Directors

"Brett Heath"	Director	"Terry Krepiakevich"	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in United States dollars, except for share amounts)

		Three months ended		Nine months ended
		September 30,	August 31,	September 30,	August 31,
	Notes	2021	2020	2021	2020
			(Restated -		(Restated -
			Note 2(d))		Note 2(d))

Revenue from royalty interests	9	$785,058	$346,869	$2,156,248	$416,086
Revenue from stream interest	9	-	-	-	937,701
Total revenue		785,058	346,869	2,156,248	1,353,787
Cost of sales, excluding depletion		-	-	-	(354,758)
Depletion on royalty and stream interests	4	(621,078)	(210,193)	(1,502,614)	(470,043)
Gross profit		163,980	136,676	653,634	528,986

General and administrative expenses		(769,381)	(708,164)	(2,661,430)	(2,727,411)
Share-based payments	11	(1,565,233)	(525,758)	(4,032,006)	(1,405,367)
Loss from operations		(2,170,634)	(1,097,246)	(6,039,802)	(3,603,792)

Share of net income of Silverback	6	26,670	67,169	136,273	80,502
Mark-to-market gain (loss) on derivative royalty asset	5	136,582	-	(462,596)	-
Interest expense	8	(165,797)	(201,390)	(497,578)	(604,233)
Finance charges	8	(44,829)	(111,032)	(146,060)	(159,085)
Accretion and other expenses		(964)	(7,444)	(7,828)	(10,181)
Fair value adjustment on marketable securities		(4,137)	41,346	(2,939)	50,921
Foreign exchange gain (loss)		(38,844)	16,034	(240,793)	55,289
Loss before income taxes		(2,261,953)	(1,292,563)	(7,261,323)	(4,190,579)
Current income tax expense	10	(41,159)	(38,388)	(96,077)	(221,514)
Deferred income tax recovery (expense)	10	115,640	(125,789)	62,223	(302,884)
Net loss and comprehensive loss		$(2,187,472)	$(1,456,740)	$(7,295,177)	$(4,714,977)

Earnings (loss) per share - basic and diluted		$(0.05)	$(0.04)	$(0.17)	$(0.14)
Weighted average number of shares outstanding - basic and diluted		43,287,763	36,214,370	42,103,618	34,922,043

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in United States dollars)

		Nine months ended
		September 30,	August 31,
		2021	2020
	Notes		(Restated -
			Note 2(d))
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(7,295,177)	$(4,714,978)
Items not affecting cash:
Share of net income of Silverback	6	(136,273)	(80,502)
Mark-to-market loss on derivative royalty asset	5	462,596	-
Depletion and amortization		1,502,614	481,449
Interest and accretion expense		497,578	604,233
Finance charges		146,060	159,085
Share-based payments		4,032,006	1,405,367
Deferred income tax expense (recovery)		(62,223)	302,884
Fair value adjustment on marketable securities		2,939	(50,921)
Unrealized foreign exchange effect		30,876	89,310
		(819,004)	(1,804,073)

Changes in non-cash working capital items:
Accounts receivable		2,512,549	(263,600)
Prepaid expenses and other		244,889	7,858
Trade and other payables		(1,064,180)	17,522
Net cash provided by (used in) operating activities		874,254	(2,042,293)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests	4	(25,339,063)	(4,362,420)
Dividends received from Silverback	6	436,569	238,685
Net cash used in investing activities		(24,902,494)	(4,123,735)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options		238,247	613,572
Proceeds from exercise of share purchase warrants		-	3,735,971
Proceeds from ATM, net of share issue costs		24,851,090	-
Dividend paid		-	(629,123)
Proceeds from convertible loans facility	8	4,011,231	3,833,768
Interest paid	8	(247,867)	(318,521)
Finance charges paid	8	(146,060)	(159,085)
Net cash provided by financing activities		28,706,641	7,076,582

Effect of exchange rate changes on cash		410	(33,253)

Changes in cash during period		4,678,811	877,301
Cash, beginning of period		5,299,904	5,629,471
Cash, end of period		$9,978,715	$6,506,772

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in United States dollars, except for share amounts)

	Number of	Share	Reserves	Deficit	Total
	shares	capital			equity
Balance as at November 30, 2019 (1)	33,775,196	$65,260,077	$6,804,688	$(25,734,325)	$46,330,440
Acquisition of royalty and other interests	1,256,321	7,072,595	-	-	7,072,595
Exercise of stock options	302,561	954,686	(341,114)	-	613,572
Exercise of share purchase and finder's warrants	1,146,772	4,132,289	(396,317)	-	3,735,972
Share-based payments - stock options	-	-	1,198,894	-	1,198,894
Share-based payments - restricted share units	156,000	486,091	(279,617)	-	206,474
Conversion on loan payable (Note 8)	1,079,136	4,912,729	(1,419,165)	-	3,493,564
Allocation of conversion feature net of taxes (Note 8)	-	-	697,663	-	697,663
Elimination of historic foreign currency adjustments	-	-	-	(548,985)	(548,985)
Dividend paid	-	-	-	(629,123)	(629,123)
Loss for the period	-	-	-	(4,714,979)	(4,714,979)
Balance as at August 31, 2020 (1)	37,715,986	$82,818,467	$6,265,032	$(31,627,412)	$57,456,087

(1) Restated - Note 2(d).

	Number of	Share			Total
	shares	capital	Reserves	Deficit	equity
Balance as at December 31, 2020	39,739,047	$98,130,183	$11,233,630	$(34,978,936)	$74,384,877
Shares issued in ATM, net of issue costs	2,879,728	24,851,090	-	-	24,851,090
Issuance of committed shares (Note 4)	401,875	4,111,181	(4,111,181)	-	-
Conversion on loan payable (Note 8)	505,050	4,141,329	(697,663)	-	3,443,666
Allocation of conversion feature net of taxes (Note 8)	-	-	607,759	-	607,759
Exercise of stock options	159,166	423,000	(184,754)	-	238,246
Shares issued on vesting of restricted share units	40,000	364,976	(364,976)	-	-
Share-based payments - stock options	-	-	2,255,800	-	2,255,800
Share-based payments - restricted share units	-	-	1,776,206	-	1,776,206
Loss for the period	-	-	-	(7,295,177)	(7,295,177)
Balance as at September 30, 2021	43,724,866	$132,021,759	$10,514,821	$(42,274,113)	$100,262,467

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $42,274,113 as at September 30, 2021 (December 31, 2020 - $34,978,936) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end from May 31 to December 31, beginning with December 31, 2020.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements for the seven months ended December 31, 2020.

(b) Basis of Preparation and Measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements are presented in United States dollars except as otherwise indicated.

(c) Accounting policies

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's most recent annual consolidated financial statements for the seven months ended December 31, 2020.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(d) Foreign Currency Translation

Functional currency

Commencing on September 1, 2020 (the "Effective Date"), the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events, and conditions. As a result of this reassessment the functional currency of the Canadian parent company and certain subsidiaries changed from the Canadian dollar to the United States dollar commencing on the Effective Date. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information. Determination of functional currency may involve certain judgements to determine the primary economic environment.

Presentation currency

On September 1, 2020, the Company elected to change its presentation currency from the Canadian dollar ("C$" or "CAD") to the United States dollar ("$" or "USD"). The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded businesses in comparable industries. The Company applied the change to the United States dollar presentation currency retrospectively, with prior period comparative information translated to the United States dollar at the foreign exchange rate of 1.3042 Canadian dollars per United States dollar.

From September 1, 2020, the United States dollar presentation currency is consistent with the functional currency of the Company. For periods prior to September 1, 2020, the statements of financial position for each period presented have been translated from the Canadian dollar presentation currency to the new United States dollar presentation currency at the rate of exchange prevailing on September 1, 2020.

3. ACCOUNTS RECEIVABLE

	As at
	September 30,	December 31,
	2021	2020
Royalty, derivative royalty, and stream receivables	$789,852	$1,547,895
GST and other recoverable taxes	111,879	229,075
Other receivables	-	36,605
Total accounts receivable	$901,731	$1,813,575

As at September 30, 2021 and December 31, 2020, the Company did not have any royalty, derivative royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at September 30, 2021 and December 31, 2020, was $Nil.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	assets	assets	assets	Total
As at May 31, 2020	$8,209,510	$34,362,804	$5,403,901	$47,976,215
Wharf acquisition	5,899,822	-	-	5,899,822
Fosterville acquisition	-	5,224,664	-	5,224,664
La Fortuna acquisition	-	645,032	-	645,032
Genesis and GSI acquisitions	-	5,195,429	100,000	5,295,429
Functional currency change adjustments	(28,457)	(179,517)	(231,371)	(439,345)
Depletion (1)	(829,263)	(30,000)	(10,097)	(869,360)
As at December 31, 2020	$13,251,612	$45,218,412	$5,262,433	$63,732,457
Amalgamated Kirkland acquisition	-	562,656	-	562,656
Tocantinzinho acquisition	-	9,023,354	-	9,023,354
CentroGold acquisition	-	7,039,552	-	7,039,552
Del Carmen acquisition	-	1,301,982	-	1,301,982
Côté-Gosselin acquisition	-	6,185,363	-	6,185,363
La Fortuna acquisition	-	2,268,776	-	2,268,776
Depletion (1)	(1,498,719)	-	(3,895)	(1,502,614)
Other	-	(57,468)	36,558	(20,910)
As at September 30, 2021	$11,752,893	$71,542,627	$5,295,096	$88,590,616

Historical cost	$19,461,346	$71,572,627	$5,309,088	$96,343,061
Accumulated depletion	$(7,708,453)	$(30,000)	$(13,992)	$(7,752,445)

(1) Fixed royalty payments were received in relation to certain exploration and development assets. The depletion related to these payments was recorded based on the total fixed royalty payments expected to be received under each contract.

(a) During the nine months ended September 30, 2021, the Company had the following acquisitions:

Amalgamated Kirkland Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.45% Net Smelter Return ("NSR") royalty on Agnico Eagle Mines Ltd.'s Amalgamated Kirkland property ("AK Property") in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold's North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.  The Company incurred $23,936 in transaction costs associated with this transaction.

Tocantinzinho Acquisition

In March 2021, the Company closed an agreement to acquire an existing 0.75% Gross Value Return ("GVR") royalty on Eldorado Gold Corp.'s Tocantinzinho project ("Tocantinzinho") from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash, of which $6.0 million was paid upon closing and the remaining $3.0 million was paid in May 2021. The Company incurred $123,354 in transaction costs associated with this transaction. Tocantinzinho is a permitted, high-grade open pit gold deposit in the prolific Tapajos district in State of Para in Northern Brazil.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

CentroGold Acquisition

In March 2021, the Company closed an agreement to acquire an existing 1.0% to 2.0% NSR royalty on OZ Minerals' CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. ("Jaguar") for total consideration of $7.0 million in cash paid upon closing and with additional potential payments of up to $11.0 million in shares and cash subject to the completion of certain milestones. The Company incurred $83,552 in transaction costs associated with this transaction.

The royalty is a 1.0% NSR on the first 500Koz of gold production, increasing to a 2.0% NSR on the next 1.0Moz of gold production, and then reverts to a 1.0% NSR royalty on gold production thereafter in perpetuity.

The $11.0 million in milestone payments are triggered as follows:

  the Company will issue to Jaguar common shares with a value of $7.0 million, priced at a 15-day Volume Weighted Average Price ("VWAP") on the NYSE, upon grant of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations; and
  the Company will pay Jaguar $4.0 million in cash upon the achievement of commercial production.

As at September 30, 2021, none of the milestone payment triggers had been met, as such no amounts were accrued or payable to Jaguar for any related milestone payments.

Del Carmen Acquisition

In February 2021, the Company closed an agreement to acquire an existing 0.5% NSR royalty on Barrick Gold Corp.'s Del Carmen project ("Del Carmen"), which is part of the 9Moz Au Alturas-Del Carmen project in the prolific El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash. The Company incurred $60,067 in transaction costs associated with this transaction.

La Fortuna Acquisition

In April 2021, the Company acquired an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project ("La Fortuna"), from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash, of which $1.25 million was paid upon closing and the remaining $1.0 million is payable 6 months after closing. The 2.5% NSR which is capped at $4.5 million is an addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on La Fortuna. The Company incurred $43,776 in transaction costs associated with this transaction.

Côté-Gosselin Acquisition

In June 2021, the Company announced it had acquired an existing 1.35% NSR royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as "Côté-Gosselin") owned by IAMGOLD Corporation and Sumitomo Metals Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash. The Company incurred $49,208 in transaction costs associated with this transaction.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

(b) During the seven months ended December 31, 2020, the Company had the following acquisitions:

Wharf Acquisition

In June 2020, the Company closed an agreement to acquire an existing 1.0% Gross Value Return ("GVR") royalty interest on the operating Wharf Mine owned by Coeur Mining Inc from third parties. Under the terms of the agreement the third parties received cash of $1.0 million and 899,201 common shares (valued at $5.52 per share on June 30, 2020) as consideration for the GVR. The Company incurred $149,102 in transaction costs associated with this transaction. The Wharf mine is an open pit, heap leach operation located in the Northern Black Hills of South Dakota and has been in production since 1983, as such the Wharf GVR has been classified as a producing asset upon acquisition.

Fosterville Acquisition

In September 2020, the Company closed an agreement with NuEnergy Gas Limited to acquire an existing 2.5% GVR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s operating Fosterville mine ("Fosterville") in Victoria, Australia, for a total consideration of A$6.0 million, including A$2.0 million in cash and 467,730 common shares (valued at $8.10 per share on September 28, 2020). The Company incurred $86,010 in transaction costs associated with this transaction. Fosterville is a high-grade, low cost underground mine in Victoria, Australia which has been in production since 2005.

La Fortuna Acquisition

In October 2020, the Company exercised its option with Alamos Gold Corp. ("Alamos Gold") to acquire its 1.0% NSR royalty on La Fortuna owned by Minera Alamos Inc. ("Minera Alamos") for aggregate consideration of $1.0 million.  As part of the Company's acquisition of a royalty portfolio from Alamos Gold announced in April 2019, the Company acquired an option to acquire the La Fortuna royalty, upon completion of satisfactory due diligence, for a deposit of $0.4 million in common shares of the Company.  The option allowed the Company to complete the acquisition for an additional $0.6 million in cash, which was paid on October 22, 2020 in full satisfaction of the acquisition price.  The Company incurred $45,032 in transaction costs associated with this transaction.  La Fortuna is a high-grade gold, silver, and copper mine in Durango, Mexico currently being moved towards a production decision by Minera Alamos.

Genesis and GSI Acquisitions

In December 2020, the Company closed stock purchase agreements under which it acquired all outstanding common shares of Genesis Gold Corporation ("Genesis") and Geological Services Inc. ("GSI"). Under the terms of the stock purchase agreements, shareholders of Genesis and GSI received in aggregate $1.0 million and 401,875 common shares (valued at $10.23 per share on December 11, 2020). The common shares portion of the consideration was recognized in equity reserves at December 31, 2020 as committed shares not issued, the shares were issued on January 4, 2021.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

The total consideration for the acquisitions is as follows:

Consideration paid
Cash paid	$1,000,000
Common shares issued	4,111,181
Acquisition costs	184,248
Total consideration paid	$5,295,429

Net assets acquired
Genesis and GSI NSR interests	$5,295,429
Total net assets acquired	$5,295,429

Collectively, Genesis and GSI held a portfolio of eleven NSR royalties. The aggregate purchase price of $5,295,429 was allocated to each royalty based on its proportionate fair value within the portfolio of assets acquired.  The Company acquired the following key NSR royalties:

Big Springs

A 2.0% NSR payable by Anova Metals Limited, on claims located on the Independence Trend north of the operating Jerritt Canyon Mine in Nevada, USA.

Caldera

A 1.0% NSR payable by Discovery Harbour Resources, on claims located less than 50km from Kinross Gold Corporation's Round Mountain mine in Nevada, USA.

Golden Dome

A 2.0% NSR (1.0% NSR on encumbered Golden Dome claims) payable by Anova Metals Limited, on claims located on the Independence Trend north of the operating Jerritt Canyon Mine in Nevada, USA.

Green Springs

A 2.0% NSR payable by Contact Gold Corp., on claims located southeast of Fiore Gold Ltd.'s producing Pan Mine and 45km south of Kinross Gold's Bald Mountain mine complex in Nevada, USA.

Pine Valley

A 3.0% NSR payable by Nevada Gold Mines, a joint venture between Barrick Gold Corporation and Newmont Corporation, on claims located south of the Goldrush Deposit along the Battle Mountain-Eureka Trend in Nevada, USA.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

5. DERIVATIVE ROYALTY ASSET

In October 2020, the Company closed an agreement to acquire an existing 27.5% price participation royalty ("PPR") interest on the operating Higginsville Gold Operations ("Higginsville") owned by Karora Resources Inc. from the Morgan Stanley Capital Group, Inc. for total consideration of $6.9 million payable in common shares of the Company. The Company issued 828,331 common shares (valued at $8.38 per share on October 13, 2020) and incurred $265,500 in transaction costs associated with this transaction. Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia.

The royalty is a 27.5% PPR royalty on the difference between the average London PM fix gold price for the quarter and A$1,340/oz on the first 2,500 ounces per quarter for a cumulative total of 34,000 ounces of gold.  As the amount received by the Company will vary depending on changes in the London PM fix gold price and the changes in the exchange rate between the A$ and the US$, the Company has recognized the Higginsville PPR as a derivative asset carried at fair value through profit and loss. As per IFRS 9, the Higginsville PPR was recognized as a derivative asset upon inception at $7.2 million, any cash received from the Higginsville PPR will be used to reduce the derivative asset, and at each period-end the Company will estimate the fair value of the Higginsville PPR using a valuation model with any changes between the estimated fair value and the carrying value flowing through profit or loss in the period.

At September 30, 2021, the key inputs used in the Company's valuation model for the Higginsville PPR derivate asset were:

  22,390 ounces of gold remaining to be delivered (December 31, 2020 - 29,890);
  Gold price estimates ranging from $1,736/oz to $1,814/oz (December 31, 2020 - $1,773/oz to $1,936/oz); and
  U.S. dollar to Australian dollar exchange rate of A$1.31 per $1.00 (December 31, 2020 - rates ranging from A$1.35 to A$1.37 per $1.00).

Based on the valuation model the Company estimated the fair value at September 30, 2021 of $4,369,309 (December 31, 2020 - $6,432,610). The Company recorded a mark-to-market gain on the Higginsville derivate asset of $136,582 and a mark-to-market loss of $462,596 for the three and nine months ended September 30, 2021, respectively (three and nine months ended August 31, 2020 - $Nil).

The changes in the derivative royalty asset for the nine months ended September 30, 2021 were as follows:

Derivative
royalty asset
As at May 31, 2020	$-
Additions	7,203,474
Payments received or due under derivative royalty asset	(1,040,100)
Mark-to-market gain on derivative royalty asset	269,236
As at December 31, 2020	$6,432,610
Payments received or due under derivative royalty asset	(1,600,705)
Mark-to-market loss on derivative royalty asset	(462,596)
As at September 30, 2021	$4,369,309

Current portion	$2,062,063
Long-term portion	$2,307,246

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

6. INVESTMENT IN SILVERBACK

	As at
	September 30,	December 31,
	2021	2020
Opening balance	$1,668,851	$1,516,672
Income in Silverback for the period	136,273	152,179
Distribution	(436,569)	-
Ending balance	$1,368,555	$1,668,851

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on a monthly basis. Prior to April 2021, distributions to shareholders were completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for the nine months ended September 30, 2021 and August 31, 2020 of Silverback is as follows:

	Nine months ended
	September 30,	August 31,
	2021	2020
Current assets	$239,682	$1,064,052
Non-current assets	260,962	1,971,703
Total assets	500,644	3,035,754
Total liabilities	(57,500)	(167,495)
Revenue from stream interest	1,163,324	1,430,284
Depletion	(197,856)	(813,861)
Net income and comprehensive income for the period	$905,468	$536,681

7. TRADE AND OTHER PAYABLES

	As at
	September 30,	December 31,
	2021	2020
Trade payables and accrued liabilities	$750,745	$1,400,319
Payables on acquisitions	1,000,000	250,000
Taxes payable	-	121,985
Total trade and other payables	$1,750,745	$1,772,304

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

8. LOANS PAYABLE

Convertible
loan facility
As at May 31, 2020	$3,523,570
Additions	3,833,768
Allocation of conversion feature	(955,703)
Conversion	(3,603,128)
Interest expense	424,104
Interest payments	(219,164)
Foreign exchange adjustments	59,259
As at December 31, 2020	$3,062,706
Additions	4,011,231
Allocation of conversion feature	(832,545)
Conversion	(3,185,626)
Interest expense	497,578
Interest payments	(247,867)
Foreign exchange adjustments	9,357
As at September 30, 2021	$3,314,834

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12,000,000 with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan Facility consisted an initial advance of C$7,000,000, with the remaining C$5,000,000 available for subsequent advances in minimum tranches of C$1,250,000. The facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal repayment due on April 21, 2023. Per the Loan Facility, at the option of Beedie, principal outstanding could be converted into common shares of the Company at a conversion price of C$5.56 per share. In August 2019, the Company drew down the initial advance of $5,367,275 (C$7,000,000) (the "First Drawdown"), of which $3,233,923 was allocated to the liability portion and the residual value of $2,133,352 was allocated to the conversion feature as equity and a deferred tax liability of $576,050 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized in equity reserves. The effective interest rate on the liability was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment: (i) Beedie converted C$6,000,000 of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5,000,000 available from the Loan Facility and the conversion price of C$9.90 per share; (iii) the Loan Facility was increased by an aggregate C$20,000,000.  All future advances will have a minimum amount of C$2,500,000 and each advance will have its own conversion price based on a 20% premium to the 30-day VWAP of the Company's shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

8. LOANS PAYABLE (cont'd…)

In August 2020, the Company drew down $3,833,768 (C$5,000,000) (the "Second Drawdown"), at a conversion price of C$9.90 per share, from the Amended Loan Facility of which $2,878,065 was allocated to the liability portion and the residual value of $955,703 was allocated to the conversion feature as equity reserves. A deferred tax liability of $258,040 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6,000,000 of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  Upon conversion the Company derecognized $3,084,141 from the liability, and $1,828,588 from equity reserves and transferred $4,912,729 to share capital.  The Company also recorded a deferred income tax expense of $409,423 with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$1,000,000 outstanding with a conversion price of C$5.56 from the First Drawdown, C$5,000,000 outstanding with a conversion price of C$9.90 per share from the Second Drawdown, and had C$20,000,000 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In October 2020, Beedie converted the remaining C$1,000,000 from the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.  Upon conversion the Company derecognized $518,987 from the liability, and $304,764 from equity reserves and transferred $823,751 to share capital.  The Company also recorded a deferred income tax expense of $166,583 with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

In March 2021, the Company drew down $4,011,231 (C$5,000,000) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3,171,686 was allocated to the liability portion and the residual value of $832,545 was allocated to the conversion feature as equity reserves. A deferred tax liability of $224,787 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In March 2021, as per the terms of the Loan Amendment, Beedie converted the entire C$5,000,000 from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company.  Upon conversion the Company derecognized $3,185,626 from the liability, and $955,703 from equity reserves and transferred $4,141,329 to share capital.  The Company also recorded a deferred income tax expense of $258,040 with an offset to equity reserves to unwind the deferred taxes that were recognized in August 2020 upon the Second Drawdown.

As at September 30, 2021, the Company had C$5,000,000 outstanding with a conversion price of C$14.30 per share from the Third Drawdown, and had C$15,000,000 available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three and nine months ended September 30, 2021, the Company recognized finance charges of $44,829 and $146,060, respectively (three and nine months ended August 31, 2020 - $111,032 and $159,085), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Subsequent to September 30, 2021, the Company drew down an additional C$3,000,000 (the "Fourth Drawdown"), from the Amended Loan Facility at a conversion price of C$11.16 per share (Note 16).

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

9. REVENUE

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Royalty revenue
Wharf	$502,186	$338,920	$1,251,162	$338,920
COSE	124,294	-	469,611	47,321
Joaquin	108,578	7,949	260,475	29,845
Total royalty revenue	735,058	346,869	1,981,248	416,086
Stream revenue - Endeavor	-	-	-	937,701
Other fixed royalty payments	50,000	-	175,000	-
Total revenue	$785,058	$346,869	$2,156,248	$1,353,787

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker.

10. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Loss before income taxes	$(2,261,953)	$(1,292,563)	$(7,261,323)	$(4,190,579)
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%

Expected income tax recovery at statutory income tax rate	(610,727)	(348,992)	(1,960,557)	(1,131,456)
Difference between Canadian and foreign tax rates	(33,288)	(16,602)	(138,057)	(23,287)
Permanent differences	425,247	142,431	1,095,966	458,813
Changes in unrecognized deferred tax assets	373,172	371,069	994,738	732,942
Other adjustments	(228,885)	16,271	41,764	487,386
Total income tax expense (recovery)	$(74,481)	$164,177	$33,854	$524,398

Current income tax expense	$41,159	$38,388	$96,077	$221,514
Deferred income tax expense (recovery)	$(115,640)	$125,789	$(62,223)	$302,884

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

11. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

(a) Issued Share Capital

As at September 30, 2021, the Company had 43,724,866 common shares issued and outstanding (December 31, 2020 - 39,739,047).

During the nine months ended September 30, 2021, the Company:

  Issued 2,879,728 common shares in the ATM at an average price of $9.10 per share for gross proceeds of $26.2 million, with aggregate commissions paid or payable to the agents and other share issue costs of $1.3 million, resulting in aggregate net proceeds of $24.9 million;
  issued 401,875 common shares related to previously committed shares for the acquisition of royalty and other interests;
  issued 505,050 common shares related to the conversion of the Second Drawdown from the Loan Facility; and
  issued 199,166 common shares related to the vesting of RSUs, and the exercise of stock options.

During the seven months ended December 31, 2020, the Company:

  issued 282,700 common shares in the ATM at an average price of $10.58 per share for gross proceeds of $3.0 million, with aggregate commissions paid or payable to the agents and other share issue costs of $0.1 million, resulting in aggregate net proceeds of $2.9 million;
  issued 2,195,262 common shares for the acquisition of royalty and other interests;
  issued 1,258,992 common shares related to the partial conversion of the First Drawdown from the Loan Facility;
  issued 724,170 common shares related to the exercise of share purchase warrants; and
  issued 163,875 common shares related to the vesting of RSUs, and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the nine months ended September 30, 2021 was as follows:

	Weighted
	average
	exercise price	Number
	(C$)	outstanding
As at May 31, 2020	$3.91	2,203,145
Granted	12.85	420,000
Exercised	2.44	(88,875)
As at December 31, 2020	$5.44	2,534,270
Granted	11.73	500,000
Exercised	1.87	(159,166)
As at September 30, 2021	$6.73	2,875,104

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

11. SHARE CAPITAL (cont'd…)

As at September 30, 2021, the weighted average remaining life of the stock options outstanding was 2.77 years (December 31, 2020 - 3.01 years). The Company's outstanding and exercisable stock options as at September 30, 2021 and their expiry dates are as follows:

	Exercise
	price	Number	Number
Expiry date	(C$)	outstanding	exercisable
November 30, 2021	$1.32	41,666	41,666
March 6, 2022	$2.32	68,750	68,750
July 31, 2022	$2.16	401,000	401,000
March 1, 2023	$2.56	231,500	231,500
September 17, 2023	$2.92	320,313	320,313
January 4, 2024	$3.24	303,125	303,125
January 15, 2025	$7.66	588,750	438,750
November 6, 2025	$12.85	420,000	105,000
April 27, 2026	$11.73	500,000	-
		2,875,104	1,910,104

(c) Share Purchase Warrants

On August 6, 2020, pursuant to the terms of the underlying agreements, the Company announced the acceleration of the expiry dates of certain warrants to September 4, 2020, in prior periods these warrants had expiry dates of December 31, 2020 and January 4, 2021.  During the seven months ended December 31, 2020 all outstanding share purchase warrants were exercised or expired and as at December 31, 2020, and subsequent periods, the Company has no share purchase warrants outstanding.

(d) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 800,000. The vesting terms, if any, are determined by the Company's Board of Directors at the time of issuance. The continuity of RSUs for the nine months ended September 30, 2021 was as follows:

Number
outstanding
As at May 31, 2020	81,000
Granted	205,000
Vested	(75,000)
As at December 31, 2020	211,000
Granted	267,000
Vested	(40,000)
As at September 30, 2021	438,000

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

11. SHARE CAPITAL (cont'd…)

(e) Share-based Payments

The Company has an incentive stock option plan whereby the Company may grant share options to employees, directors, officers, and consultants of the Company.  During the nine months ended September 30, 2021, the Company granted 500,000 stock options (December 31, 2020 - 420,000) with a weighted-average exercise price of C$11.73 (December 31, 2020 - C$12.85) and a fair value of $2,342,178 or $4.68 per option (December 31, 2020 - $2,065,032 or $4.92 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months	Seven months
	ended	ended
	September 30,	December 31,
	2021	2020
Risk free interest rate	0.96%	0.40%
Expected dividend yield	0%	0%
Expected stock price volatility	58%	58%
Expected life in years	5	5
Forfeiture rate	0%	0%

For the three and nine months ended September 30, 2021, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $784,924 and $2,255,800, respectively (nine months ended August 31, 2020 - $1,198,893), with offsetting credits to reserves.

For the three and nine months ended September 30, 2021, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $780,309 and $1,776,206, respectively (nine months ended August 31, 2020 - $206,473), with offsetting credits of $Nil and $Nil to share capital, respectively (nine months ended August 31, 2020 - $282,839), and $780,309 and $1,776,206 to reserves, respectively (nine months ended August 31, 2020 - negative $76,365).

12. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Salaries and fees	$237,566	$112,097	$685,016	$797,678
Share-based payments	1,150,493	317,461	3,007,223	992,065
	$1,388,059	$429,558	$3,692,239	$1,789,743

As at September 30, 2021, the Company had $41,303 (December 31, 2021 - $451,105) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at September 30, 2021, the Company had $Nil (December 31, 2020 - $36,605) due from directors and management related to the payment of withholding amounts. As at September 30, 2021, the Company had $Nil (December 31, 2020 - $2,274) due to Nova Royalty Corp., which is related to the Company by virtue of having two common directors on the respective boards of directors.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

13. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the nine months ended September 30, 2021, the Company:

a) issued 505,050 common shares, valued at $4,141,329, for the conversion of the Second Drawdown (Note 8);

b) issued 401,875 common shares, valued at $4,111,181 related to committed shares not issued for the acquisition of Genesis and GSI (Note 4);

c) reallocated $364,976 from reserves for 40,000 RSUs that vested; and

d) reallocated $184,754 from reserves for 159,166 stock options exercised.

During the seven months ended December 31, 2020, the Company:

a) issued 1,258,992 common shares, valued at $5,736,480, for the partial conversion of the Loan Facility (Note 8);

b) issued 899,201 common shares, valued at $4,964,152, for the acquisition of the Wharf GVR (Note 4);

c) issued 467,730 common shares, valued at $3,786,452, for the acquisition of the Fosterville NSR (Note 4);

d) issued 828,331 common shares, valued at $6,937,974, for the acquisition of the Higginsville PPR (Note 5);

e) recognized $4,111,181 in reserves as committed shares not issued for the acquisition of Genesis and GSI (Note 4).  The shares were issued in January 2021;

f) reallocated $225,426 from reserves for 75,000 RSUs that vested;

g) reallocated $96,254 from reserves for 88,875 stock options exercised; and

h) reallocated $223,846 from reserves for 724,170 share purchase warrants exercised.

14. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2021	2020
Financial assets
Amortized cost:
Cash	$9,978,715	$5,299,904
Royalty, derivative royalty, and stream receivables	789,852	1,547,895
Other receivables	111,879	265,680
Fair value through profit or loss:
Derivative royalty asset	4,369,309	6,432,610
Marketable securities	40,028	43,984
Total financial assets	$15,289,783	$13,590,073

Financial liabilities
Amortized cost:
Trade and other payables	$1,750,745	$1,772,304
Loans payable	3,314,834	3,062,706
Total financial liabilities	$5,065,579	$4,835,010

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

14. FINANCIAL INSTRUMENTS (cont'd…)

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that reflect amounts that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate (Note 5). Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at September 30, 2021 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

14. FINANCIAL INSTRUMENTS (cont'd…)

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 8. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2021, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $50,960.

15. COMMITMENTS

As at September 30, 2021, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$750,745	$-	$-	$750,745
Loans payable principal and interest payments	492,905	4,217,353	-	4,710,258
Payments related to acquisition of royalties and streams	1,000,000	-	-	1,000,000
Total commitments	$2,243,650	$4,217,353	$-	$6,461,003

Subsequent to September 30, 2021, the Company acquired the Castle Mountain NSR. The Company paid $10.0 million in cash upon closing and the remaining cash payment of $5.0 million is payable within twenty months of October 1, 2021.  The remaining payment bears interest at a rate of 4.0% per annum until fully repaid (Note 16).

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of September 30, 2021.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND AUGUST 31, 2020
(Unaudited - Expressed in United States dollars, unless otherwise indicated)

16. EVENTS AFTER REPORTING DATE

Subsequent to September 30, 2021, the Company had the following transactions:

a) Castle Mountain Acquisition - acquired an existing 5% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine owned by Equinox Gold Corp., from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million to be paid in cash within twenty months from the closing date. The remaining payment bears interest at a rate of 4.0% per annum until fully repaid.

b) Beedie Loan Drawdown - In October 2021, the Company drew down an additional C$3.0 million from the Amended Loan Facility with a conversion price of C$11.16 per share. Following the additional drawdown, the Company has a total of C$8.0 million outstanding and C$12.0 million available on standby under the Amended Loan Facility.